UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

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* Previously furnished.
** Furnished herewith.

O. ASX Announcement by TABCORP dated May 5, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________
Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
	of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 5, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.**	

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

Exhibit Q

TABCORP

10 May 2004

TABCORP urges the Tab Board to recommend TABCORP's offer

The Managing Director and Chief Executive Officer of TABCORP Holdings Limited ("TABCORP"), Mr Matthew Slatter, today urged the Tab Limited ("Tab") Board to recommend TABCORP's offer for Tab, adding that the Tab Board has had up to six months to arrive at a decision.

Mr Slatter also encouraged Tab's shareholders to accept TABCORP's offer before the offer closed[1].

"It's time for the Tab Board to make a decision and recommend the TABCORP offer to the shareholders of Tab".

"TABCORP can see no reason for the Tab Board to continue delaying and failing to make a decision on our offer," Mr Slatter said.

"We believe that the market clearly does not foresee a higher offer and the Tab share price has tracked the TABCORP share price since UNiTAB's offer for Tab lapsed on 23 April 2004".

"In addition, a number of Tab's major institutional shareholders have substantially sold down their holdings during this period".

Mr Slatter said, "TABCORP's offer currently has an implied value of $4.65[2] per Tab share and the Tab Board had previously unanimously supported a lower offer from UNiTAB with an implied value of $4.41 (after deducting Tab's 2004 interim dividend)".

"Tab shareholders must be wondering what the Tab Board is trying to achieve by not recommending the only takeover offer in the market, when it had previously intended to recommend a lower offer from UNiTAB".

"We do not believe that there have been any significant improvements in Tab's business since TABCORP announced its takeover for Tab".

"We find it remarkable that the Tab Board has only now decided to engage an 'independent expert' to examine the TABCORP offer – six months after our initial proposal was made in November last year and after UNiTAB's offer has lapsed. TABCORP conducted financial due diligence on Tab this year and accordingly the independent expert's report will have little influence on our view of the value of Tab".

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[1] TABCORP's offer is scheduled to close on 25 May 2004, unless extended

[2] Based on the closing price for TABCORP shares on the ASX on 10 May 2004, and subject to the effects of rounding

TABCORP

Mr Slatter said he believes Tab shareholders should be asking the Tab directors five key questions:

1. *"Why haven't you recommended TABCORP's higher offer?"*
2. *"Is there any real prospect of a higher offer from another party?"*
3. *"After months of proposals and talks (and seeking advice from three financial advisers) why haven't you told us what our company is worth?"*
4. *"Why suddenly engage an 'independent expert' to assess TABCORP's offer when previously you intended to recommend UNiTAB's offer without such an independent assessment?"*
5. *"What will happen to Tab's share price if TABCORP's offer goes away?"*

Mr Slatter concluded, "TABCORP's offer provides Tab shareholders with an exciting opportunity, which they should take up before our offer closes".

"This is the winning trifecta – the shareholders, the punters and the racing codes will benefit from an energized and vibrant Australian racing industry," he said.

For further information please contact

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Tim Antonie
Managing Director
Tel (03) 9242 6277